[Company Letterhead]

April 30, 2007

VIA EDGAR

Mr. Howard Efron, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ATS Corporation (the “Company”)
Item 4.01 Form 8-K
Filed April 24, 2007
File No. 000-51552

Dear Mr. Efron:

The Company is in receipt of your letter dated April 25, 2007 setting forth comments on the above-referenced Form 8-K.  For your convenience, we have provided your comments below, with our responses, in numerical order.

Form 8-K filed April 24, 2007

1.                                       We note that the third paragraph of your Item 4.01 disclosure limits the periods related to your disclosure to inception to December 31, 2005 and to the fiscal year ended December 31, 2006.  Please amend your filing related to this disclosure to address the subsequent interim period from January 1, 2007 to the date that your client-auditor relationship ceased (April 18, 2007).  Reference is made to Item 304(a)(1)(iv) of Regulation S-K.

Response:  We have amended our Current Report on Form 8-K filed on April 24, 2007 to include the interim period from January 1, 2007 to the date that the client-auditor relationship ceased on April 18, 2007 in connection with our disagreements and reportable events disclosure pursuant to Item 304(a)(1)(iv)-(v) of Regulation S-K via a Form 8-K/A filed on the date hereof.

2.                                       Please file an updated Exhibit 16 letter as discussed in further detail below.

File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.  Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

Response:  Our Form 8-K/A filed on the date hereof includes an updated Exhibit 16 letter from our former accountants that makes clear within the Exhibit 16 letter that it is in reference to our Form 8-K/A.

In connection with our response, we are also including a certification from the Company, pursuant to your request, that is attached hereto as Exhibit A.

We appreciate the Staff’s attention to the Form 8-K and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 506-0088.

Very Truly Yours,

/s/ Edward H. Bersoff

Dr. Edward H. Bersoff
Chairman, President and
Chief Executive Officer

EXHIBIT A

CERTIFICATION OF ATS CORPORATION

On behalf of ATS Corporation (the “Company”), I acknowledge the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 30, 2007	By:	/s/ Edward H. Bersoff
Edward H. Bersoff
Chairman, President and
Chief Executive Officer